EXHIBIT A

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of United States securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(English Language Translation)

May 13, 2015

Company:	Daiwa House Industry Co., Ltd. (Code number:1925, First Section of the Tokyo Stock Exchange)

Representative:	Naotake Ohno, President and COO

Contact:	Yuji Yamada, Executive Officer, General Manager, IR Department

Telephone No.:	+81-6-6342-1400

Announcement of Dividend Payment

Daiwa House Industry Co., Ltd. (the “Company”) hereby announces that the Board of Directors’ meeting held today resolved for the distribution of dividends from surplus to shareholders as of March 31, 2015.

1.	Dividend payment for the fiscal year ended March 31, 2015

(1) Contents of dividends from surplus

	Amount resolved to be distributed	Latest dividend forecast (announced on February 6, 2015)	Dividend for the fiscal year ended March 31, 2014
Record Date	March 31, 2015	March 31, 2015	March 31, 2014
Cash dividend per share	JPY 35.00 (ordinary dividend JPY 35.00)	JPY 25.00 ~ 35.00	JPY 30.00 (ordinary dividend JPY 30.00)

Total cash dividend	JPY 23,058 million	—	JPY 19,773 million

Effective date	June 29, 2015	—	June 30, 2014
Source of dividend	Retained earnings	—	Retained earnings

(2) Reason for dividend

The Company’s basic policy regarding shareholder return is to enhance shareholder value by increasing Earnings per Share (EPS) through investment in targets for growth, such as real estate development investment, overseas business expansion, M&A, research & development, and production plants for the purpose of maximizing medium-to-long term corporate value, as well as for returning the profits generated through the Company’s business activities to its shareholders.

The Company has set a dividend payout ratio of not less than 30% of consolidated net income in order to balance the return of profits to shareholders in line with the Company’s performance with the maintenance of a stable dividend policy.

On the basis of the above, the fiscal year-end cash dividend per share for the fiscal year ended March 31, 2015 was resolved to be JPY 35.00 (with the annual dividend being JPY 60.00, the sum of this JPY 35.00 and the interim dividend of JPY 25.00).

The payment of this dividend is scheduled to be resolved at the 76th Annual General Meeting of Shareholders to be held on June 26, 2015.

Reference: Breakdown of annual dividend

	Cash dividend per share (JPY)
Record date	End of 2nd quarter		Fiscal year-end		Annual
Fiscal year ended March 31, 2015	JPY	25.00	JPY	35.00	JPY	60.00
Results for the fiscal year ended March 31, 2014	JPY	20.00	JPY	30.00	JPY	50.00

End